Exhibit 99.1

TowerJazz Reports Increase in Revenue, EBITDA and Net Profit
for the First Quarter of 2016

Guides Additional Revenue Increase for the Second Quarter and
Expects Further Growth for the Second Half of the Year

MIGDAL HAEMEK, ISRAEL – May 9, 2016 – TowerJazz (NASDAQ: TSEM & TASE: TSEM) today reported results for the first quarter of 2016 ended March 31, 2016.

2016 First Quarter Financial Highlights

•	Record revenues of $278 million, representing 23% year over year growth and 9% quarter over quarter growth;

•	Net profit of $66 million, including net gain from acquisition of the San Antonio facility of $41 million;

o	Excluding such gain, net profit is $25 million, as compared with $22 million in the previous quarter, representing 12% quarter over quarter growth;

•	Record EBITDA of $78 million, up 51% year-over-year;

•	Cash from operations of $77 million with free cash flow of $20 million, including $15 million of customer prepayments used for capacity expansion;

•	Cash and short-term deposits balance of $245 million as of March 31, 2016, compared to $206 million as of December 31, 2015;

•	Completed San Antonito fab acquisition from Maxim in February 2016;

•	Strong second quarter revenue guidance with mid-range of $300 million, representing 27% year over year and 8% quarter over quarter growth.

2016 First Quarter Results Overview

Revenues for the 2016 first quarter were a record $278 million, reflecting 23% growth as compared with the first quarter of 2015 and 9% higher than the previous quarter.

Gross profit for the first quarter of 2016 was $61 million as compared with $33 million gross profit in the first quarter of 2015, and with $65 million gross profit in the immediately preceding quarter. Operating profit was $31 million for the first quarter of 2016, as compared with $2 million reported in the first quarter of 2015 and $34 million operating profit in the immediately preceding quarter. EBITDA for the first quarter totaled $78 million. This represents a 51% increase as compared with $51 million EBITDA in the first quarter of 2015 and represents an increase from $76 million EBITDA in the immediately preceding quarter.

Net profit for the first quarter of 2016 was $66 million, or $0.78 in basic earnings per share, as compared with $22 million or $0.28 per share in the immediately preceding quarter and compared with a loss of $73 million or $1.15 basic loss per share in the first quarter of 2015, which was primarily due to non-cash financing expenses resulting from the successful accelerated conversion of Series F debenture.

The $66 million net profit recorded for the first quarter of 2016 includes $41 million net gain from acquisition. The gain from acquisition, net is a result of the fair value assigned to the assets and liabilities of the San Antonio fab, which are provisional.  Based on   ASC-805 “Business Combinations”, we are required to reflect the purchase price allocation immediately following acquisition date and complete it in a period not exceeding one year. The fair value of the assets acquired, net of liabilities, in the amount of $81 million, exceeded the $40 million purchase price by $41 million, thereby creating a net gain from acquisition. In accordance with GAAP, the final valuation values may vary from the provisional valuation performed during the first quarter of 2016, which could result in adjustments to the net acquisition gain, to be recorded during 2016, if any. Net profit for the quarter, excluding the net gain from acquisition is $25 million, representing 12% quarter over quarter increase.

The Company also provides financial information in this release, which it refers to as “adjusted financial measures” and is described and reconciled in the tables below, such as adjusted net profit for the first quarter of 2016 which was $32 million, as compared with adjusted net profit of $26 million in the immediately preceding quarter and $8 million adjusted net loss for the first quarter of 2015.

Cash and short-term deposits balance as of March 31, 2016 was $245 million, as compared with $206 million as of December 31, 2015. During the first quarter of 2016, the Company generated $77 million cash from operations (or $81 million excluding interest payment) and invested $57 million in fixed assets, resulting in $20 million positive free cash flow, which includes $15 million of customer prepayment used for capacity expansion.

Shareholders' equity as of March 31, 2016 was $504 million, an increase of 73% as compared with $292 million as of March 31, 2015 and an increase of 31% as compared with $386 million as of December 31, 2015. Net debt amounted to $65 million as of March 31, 2016, as compared with net debt of $162 million as of March 31, 2015 and $105 million as of December 31, 2015.

Business Outlook

TowerJazz expects revenues for the second quarter of 2016 ending June 30, 2016 to be $300 million, with an upward or downward range of 5%, representing approximately 27% year over year revenue growth as compared with the second quarter of 2015 and 8% growth as compared with the first quarter of 2016.

CEO Comments

Mr. Russell Ellwanger, Chief Executive Officer of TowerJazz, commented, “We are pleased with our first quarter financial results; continued revenue and EBITDA growth above previous records. During the quarter, we completed the acquisition of the San Antonio factory, a key strategic move, increasing our business relationship with Maxim while providing additional capacity in close proximity to our large US customer base. We have already qualified and taped-out multiple RF flows for key customers that will provide revenues in the fourth quarter this year and a strong ramp through 2017.”

Ellwanger concluded, “Based upon customers’ demand, organic capacity increases and strong assurance of revenue growth within our Japanese factories, we expect significant performance in 2016, top and bottom lines.”

Debt Refinancing

During 2015, the Company reduced its net debt from $318 million to $105 million. The Company is currently exploring opportunities to replace its existing Israeli banks’ facility agreements totaling $78 million with a new series of long term un-secured straight bonds which would further strengthen its balance sheet and provide better financial and business flexibility by removing the bank contract’s extensive restrictions and covenants. For this purpose, the Company is filing a shelf prospectus to replace its recently expired 2013 shelf prospectus and is targeting to issue long term straight bonds, for which it recently received an “A” rating from Standard & Poor’s Maalot (a rating company which is fully owned by S&P Global Ratings). The long term bonds would be non-convertible, un-secured and enable the Company greater financial and business flexibility.  The documentation to this extent will be filed subject to the prospectus approval process by the Tel Aviv Stock Exchange and the Israeli Securities Authority.

Teleconference and Webcast

TowerJazz will host an investor conference call today, May 09, 2016, at 10:00 a.m. Eastern time (9:00 a.m. Central time, 8:00 a.m. Mountain time, 7:00 a.m. Pacific time and 5:00 p.m. Israel time) to discuss the Company’s financial results for the first quarter 2016 and its second quarter 2016 outlook.

This call will be webcast and can be accessed via TowerJazz’s website at www.towerjazz.com, or by calling: 1-888-407-2553 (U.S. Toll-Free), 03-918-0610 (Israel), +972-3-918-0610 (International).   For those who are not available to listen to the live broadcast, the call will be archived for 90 days.

The Company presents its financial statements in accordance with U.S. GAAP. Some of the financial information in this release, including in the financial tables below, which we refer to in this release as  “adjusted financial measures” are non-GAAP financial measures as defined in Regulation G and related reporting requirements promulgated by the Securities and Exchange Commission as they apply to our Company. These adjusted financial measures are calculated excluding one or more of the following: (1) amortization of acquired intangible assets; (2) compensation expenses in respect of equity grants to directors, officers and employees; (3) gain from acquisition, net, (4) other non-cash financing expense, net associated with Bonds Series F accelerated conversion; and (5) other non-recurring items such as acquisition related costs, non-recurring tax items and Nishiwaki Fab restructuring costs and impairment.  These adjusted financial measures should be evaluated in conjunction with, and are not a substitute for, GAAP financial measures. The tables also present the GAAP financial measures, which are most comparable to the adjusted financial measures as well as reconciliation between the adjusted financial measures and the comparable GAAP financial measures. As used in this release, the term Earnings Before Interest Tax Depreciation and Amortization (EBITDA) consists of profit or loss, according to U.S. GAAP, excluding Nishiwaki Fab restructuring costs and impairment, gain from acquisition, net,  acquisition related costs, interest and other financing expenses (net), taxes, non-controlling interest, depreciation and amortization and stock based compensation expenses. EBITDA is reconciled in the tables below from GAAP operating profit. EBITDA is not a required GAAP financial measure and may not be comparable to a similarly titled measure employed by other companies. EBITDA and the adjusted financial information presented herein should not be considered in isolation or as a substitute for operating profit, net profit or loss, cash flows provided by operating, investing and financing activities, per share data or other profit or cash flow statement data prepared in accordance with GAAP. Net debt, as presented in this release, is comprised of the outstanding principal amount of banks’ loans (in the amounts of approximately $245 million, $246 million and $192 million  as of March 31, 2016, December 31, 2015 and March 31, 2015respectively) and the outstanding principal amount of debentures (in the amounts of approximately $65 million, $65 million, and $104 million as of March 31, 2016, December 31, 2015 and March 31, 2015, respectively), less cash and deposits (in the amounts of approximately $245 million, $206 million, and $134 million as of March 31, 2016, December 31, 2015 and March 31, 2015, respectively).

About TowerJazz
Tower Semiconductor Ltd. (NASDAQ: TSEM, TASE: TSEM) and its fully owned U.S. subsidiaries Jazz Semiconductor, Inc. and TowerJazz Texas Inc., operate collectively under the brand name TowerJazz, the global specialty foundry leader. TowerJazz manufactures integrated circuits, offering a broad range of customizable process technologies including: SiGe, BiCMOS, mixed-signal/CMOS, RF CMOS, CMOS image sensor, integrated power management (BCD and 700V), and MEMS. TowerJazz also provides a world-class design enablement platform for a quick and accurate design cycle as well as Transfer Optimization and development Process Services (TOPS) to IDMs and fabless companies that need to expand capacity.

To provide multi-fab sourcing and extended capacity for its customers, TowerJazz operates two manufacturing facilities in Israel (150mm and 200mm), two in the U.S. (200mm) and three additional facilities in Japan (two 200mm and one 300mm) through TowerJazz Panasonic Semiconductor Co. (TPSCo), established with Panasonic Corporation of which TowerJazz has the majority holding. Through TPSCo, TowerJazz provides leading edge 45nm CMOS, 65nm RF CMOS and 65nm 1.12um pixel technologies, including the most advanced image sensor technologies. For more information, please visit www.towerjazz.com or www.tpsemico.com.

CONTACTS:
Noit Levi | TowerJazz | +972 4 604 7066 | Noit.levi@towerjazz.com
Gavriel Frohwein | GK Investor Relations | (646) 688 3559 | towerjazz@gkir.com

This press release includes forward-looking statements, which are subject to risks and uncertainties. Actual results may vary from those projected or implied by such forward-looking statements and you should not place any undue reliance on such forward-looking statements. Potential risks and uncertainties include, without limitation, risks and uncertainties associated with: (i) demand in our customers’ end markets; (ii) over demand for our foundry services and/or products that exceeds our capacity; (iii) maintaining existing customers and attracting additional customers, (iv) high utilization and its effect on cycle time, yield and on schedule delivery which may cause customers to transfer their product(s) to other fabs, (v) operating results fluctuate from quarter to quarter making it difficult to predict future performance, (vi) impact of our debt and other liabilities on our financial position and operations, (vii) our ability to successfully execute acquisitions, integrate them into our business, utilize our expanded capacity and find new business, (viii) fluctuations in cash flow, (ix) our ability to satisfy the covenants stipulated in our agreements with our lenders, banks and bond holders, (x) pending litigation, including the shareholder class actions that were filed against the Company, certain officers, its directors and/or its external auditor in the US and Israel, following a short sell thesis report issued by a short-selling focused firm, which the Company believes contains false and misleading information about the Company's strategy, business model and financials; (xi) our majority stake in TPSCo and our acquisition of TowerJazz Texas (“TJT”), including new customer  engagements, qualification and production ramp-up, (xii) in the course of the operations cessation, dissolution and closure of TJP within the scope of restructuring our activities and business in Japan, settling any future claims or potential claims from suppliers or other third parties, (xiii) meeting the conditions set in the approval certificates received from the Israeli Investment Center under which we received a significant amount of grants in past years, (xiv) receipt of orders that are lower than the customer purchase commitments, (xv) failure to receive orders currently expected,  (xvi) possible incurrence of additional indebtedness, (xvii) effect of global recession, unfavorable economic conditions and/or credit crisis, (xviii) our ability to accurately forecast financial performance, which is affected by limited order backlog and lengthy sales cycles, (xix)possible situations of  obsolete inventory if forecasted demand exceeds actual demand when we manufacture products before receipt of customer orders, (xx) the cyclical nature of the semiconductor industry and the resulting periodic overcapacity, fluctuations in operating results and future average selling price erosion, (xxi) the execution of our debt re-financing, restructuring and/or fundraising to enable the service and/ or re-financing of our debt and other liabilities, (xxii) operating our facilities at high utilization rates which is critical in order to cover a portion or all of the high level of fixed costs associated with operating a foundry, and our debt, in order to improve our results, (xxiii)  the purchase of equipment to increase capacity, the timely completion of the equipment installation, technology transfer and raising the funds therefor, (xxiv) the concentration of our business in the semiconductor industry, (xxv)  product returns, (xxvi) our ability to maintain and develop our technology processes and services to keep pace with new technology, evolving standards, changing customer and end-user requirements, new product introductions and short product life cycles, (xxvii) competing effectively, (xxviii) use of outsourced foundry services by both fabless semiconductor companies and integrated device manufacturers;  (xxix) achieving acceptable device yields, product performance and delivery times,  (xxx) our dependence on intellectual property rights of others, our ability to operate our business without infringing others’ intellectual property rights and our ability to enforce our intellectual property against infringement, (xxxi) retention of key employees and recruitment and retention of skilled qualified personnel, (xxxii) exposure to inflation, currency rates (mainly the Israeli Shekel and Japanese Yen) and interest rate fluctuations and risks associated with doing business locally and internationally, as well  fluctuations in the market price of our traded securities, (xxxiii) issuance of ordinary shares as a result of conversion and/or exercise of any of our convertible securities may depress the market price of our ordinary shares and may impair our ability to raise future capital, (xxxiv) meeting regulatory requirements worldwide, including environmental and governmental regulations; and (xxxv) business interruption due to fire and other natural disasters, the security situation in Israel and other events beyond our control such as power interruptions.

A more complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this press release or which may otherwise affect our business is included under the heading "Risk Factors" in Tower’s most recent filings on Forms 20-F and 6-K, as were filed with the Securities and Exchange Commission (the “SEC”) and the Israel Securities Authority. Future results may differ materially from those previously reported. The Company does not intend to update, and expressly disclaims any obligation to update, the information contained in this release.

#      #      #

(Financial tables follow)

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)
(dollars in thousands)

	March 31,	December 31,	March 31,
	2016	2015	2015

A S S E T S

CURRENT ASSETS
Cash and short term deposits	$244,577	$205,575	$134,216
Trade accounts receivable	122,918	110,065	105,491
Other receivables	9,363	7,376	7,408
Inventories	128,031	105,681	86,153
Other current assets	16,666	18,030	20,314
Total current assets	521,555	446,727	353,582

LONG-TERM INVESTMENTS	11,816	11,737	11,785

PROPERTY AND EQUIPMENT, NET	582,250	459,533	408,513

INTANGIBLE ASSETS, NET	35,601	34,468	41,225

GOODWILL	7,000	7,000	7,000

OTHER ASSETS, NET	5,688	6,759	6,391

TOTAL ASSETS	$1,163,910	$966,224	$828,496

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Short term debt and current maturities of loans and debentures	$49,150	$33,259	$26,721
Trade accounts payable	104,617	91,773	108,616
Deferred revenue and customers' advances	31,061	23,373	8,112
Other current liabilities	73,929	62,714	59,102
Total current liabilities	258,757	211,119	202,551

LONG-TERM DEBT	260,201	256,875	225,841

LONG-TERM CUSTOMERS' ADVANCES	28,444	21,102	6,181

EMPLOYEE RELATED LIABILITES	14,387	14,189	15,973

DEFERRED TAX LIABILITY	95,638	69,744	75,854

OTHER LONG-TERM LIABILITIES	2,116	7,609	10,057

Total liabilities	659,543	580,638	536,457

TOTAL SHAREHOLDERS' EQUITY	504,367	385,586	292,039

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$1,163,910	$966,224	$828,496

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(dollars and share count in thousands, except per share data)

	Three months ended
	March 31,	December 31,	March 31,
	2016	2015	2015

REVENUES	$278,043	$254,602	$226,217

COST OF REVENUES	216,696	190,072	193,225

GROSS PROFIT	61,347	64,530	32,992

OPERATING COSTS AND EXPENSES

Research and development	15,237	15,704	14,837
Marketing, general and administrative	15,923	15,478	16,161
Nishiwaki Fab restructuring costs and impairment, net	(627)	(991)	--

	30,533	30,191	30,998

OPERATING PROFIT	30,814	34,339	1,994

INTEREST EXPENSE, NET	(3,358)	(2,366)	(3,633)

OTHER NON CASH FINANCING EXPENSE, NET (*)	(3,969)	(12,751)	(84,596)

GAIN FROM ACQUISITION, NET	41,140	--	--

OTHER INCOME (EXPENSE), NET	--	70	(9)

PROFIT (LOSS) BEFORE INCOME TAX	64,627	19,292	(86,244)

INCOME TAX BENEFIT (EXPENSE)	(79)	4,779	10,894

PROFIT (LOSS) BEFORE NON CONTROLLING INTEREST	64,548	24,071	(75,350)

NON CONTROLLING INTEREST	1,396	(1,992)	2,286

NET PROFIT (LOSS)	$65,944	$22,079	$(73,064)

BASIC EARNINGS (LOSS) PER ORDINARY SHARE	$0.78	$0.28	$(1.15)

Weighted average number of ordinary
shares outstanding	84,521	79,607	63,581

DILUTED EARNINGS PER ORDINARY SHARE	$0.69	$0.25

Net profit used for diluted earnings per share	$68,002	$22,079

Weighted average number of ordinary shares outstanding
used for diluted earnings per share	98,777	88,970

(*)	Includes $6,998 and $73,121 non cash financing expenses associated with Bonds Series F accelerated conversion in the three months ended December 31, 2015 and March 31, 2015, respectively

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
UNAUDITED RECONCILIATION OF ADJUSTED FINANCIAL DATA AND ADJUSTED EBITDA CALCULATION
(dollars and share count in thousands, except per share data)

	Three months ended
	March 31,	December 31,	March 31,
	2016	2015	2015

RECONCILIATION FROM GAAP NET PROFIT TO ADJUSTED NET PROFIT

GAAP NET PROFIT (LOSS)	$65,944	$22,079	$(73,064)
Stock based compensation	2,156	1,975	1,310
Amortization of acquired intangible assets	2,241	2,374	2,082
Other non-cash financing expense, net associated with Bonds Series F accelerated conversion	--	6,998	73,121
Gain from acquisition, net	(41,140)	--	--
Other non-recurring items, see (1) below	2,378	(7,380)	(11,000)
ADJUSTED NET PROFIT (LOSS)	$31,579	$26,046	$(7,551)

ADJUSTED NET PROFIT (LOSS) PER SHARE
Basic	$0.37	$0.33	$(0.12)
Diluted	$0.34	$0.29	$(0.03)
Fully diluted, see (2) below	$0.31	$0.27	$(0.03)

Number of shares and other securities used for the above calculation:
Basic	84,521	79,607	63,581
Diluted	92,902	91,086	96,173
Fully diluted, see (2) below	106,865	103,477	104,511

EBITDA CALCULATION:

GAAP OPERATING PROFIT	$30,814	$34,339	$1,994
Depreciation of fixed assets	40,064	37,841	45,950
Stock based compensation	2,156	1,975	1,310
Amortization of acquired intangible assets	2,241	2,374	2,082
Other non-recurring items, see (3) below	2,378	(991)	--
ETDA	$77,653	$75,538	$51,336

(1)
Q1 2016 includes mainly acquisition related costs; Q4 2015 includes mainly impact of Japanese income tax rate reduction; Q1 2015 includes Jazz income tax benefit resulting from expiration of statute of limitations.

(2)	Fully diluted share count includes all issued and outstanding securities as of end of the applicable period.
(3)	Q1 2016 includes mainly acquisition related costs; Q4 2015 includes mainly Nishiwaki Fab cessation impact, net.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONSOLIDATED SOURCES AND USES REPORT (UNAUDITED)
(dollars in thousands)

	Three months	Three months	Three months
	ended	ended	ended
	March 31,	December 31,	March 31,
	2016	2015	2015

Cash and short term deposits at beginning of period	$205,575	$155,348	$187,167

Cash from operations	77,442	53,180	40,290
Investments in property and equipment, net	(57,533)	(58,291)	(27,944)
Exercise of warrants and options, net	5,881	4,168	6,471
Loans received	17,000	70,592	--
Debt repayment - principal	(10,254)	(18,006)	(46,683)
Nishiwaki's employees retirement related payments	--	--	(24,907)
Effect of foreign exchange rate change	9,029	154	(178)
TPSCo dividend to Panasonic	(2,563)	(1,570)	--

Cash and short term deposits at end of period	$244,577	$205,575	$134,216

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
(dollars in thousands)

	Three months ended
	March 31,	December 31,	March 31,
	2016	2015	2015

CASH FLOWS - OPERATING ACTIVITIES

Net profit (loss) for the period	$64,548	$24,071	$(75,350)

Adjustments to reconcile net profit (loss) for the period
to net cash provided by operating activities:
Income and expense items not involving cash flows:
Depreciation and amortization	48,544	43,663	47,968
Financing expense associated with debentures series F	38	7,998	75,334
Effect of indexation, translation and fair value measurement on debt	1,401	3,804	7,809
Other expense (income), net	--	(70)	9
Gain from acquisition, net	(41,140)	--	--
Changes in assets and liabilities:
Trade accounts receivable	(8,519)	11,795	(6,327)
Other receivables and other current assets	822	(4,463)	(7,154)
Inventories	(9,224)	(1,302)	1,643
Trade accounts payable	10,145	(18,979)	(1,591)
Deferred revenue and customers' advances	15,030	8,613	2,704
Other current liabilities	(1,953)	(16,413)	8,022
Deferred tax liability, net	(2,173)	(4,612)	551
Other long-term liabilities	(77)	(925)	(13,328)
Nishiwaki's employees termination payments	--	--	(24,907)
Net cash provided by operating activities	77,442	53,180	15,383

CASH FLOWS - INVESTING ACTIVITIES

Investments in property and equipment, net	(57,533)	(58,291)	(27,944)
Decrease (increase) in deposits	10,000	(30,000)	--
Net cash used in investing activities	(47,533)	(88,291)	(27,944)

CASH FLOWS - FINANCING ACTIVITIES

Proceeds on account of shareholders' equity , net	5,881	4,168	6,471
Proceeds from loans	17,000	70,592	--
Debt repayment	(10,254)	(18,006)	(46,683)
Dividend payment to Panasonic	(2,563)	(1,570)	--
Net cash provided by (used in) financing activities	10,064	55,184	(40,212)

Effect of foreign exchange rate change	9,029	154	(178)

INCREASE (DECREASE) IN CASH	49,002	20,227	(52,951)
CASH - BEGINNING OF PERIOD	175,575	155,348	187,167

CASH - END OF PERIOD	224,577	175,575	134,216

Short term deposits	20,000	30,000	--

CASH AND SHORT TERM DEPOSITS - END OF PERIOD	$244,577	$205,575	$134,216